

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 19, 2010

via U.S. mail and facsimile

Dan L. Batrack, CEO
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

> **RE: Tetra Tech, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2009**
> **Filed November 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 11, 2010**
> **Form 10-Q for the Fiscal Quarter Ended December 27, 2009**
> **File No. 0-19655**

Dear Mr. Batrack:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Dorine Miller at (202) 551-3711, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3338.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief